

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

Chaitanya Kanojia
Chief Executive Officer
Starry Holdings, Inc.
38 Chauncy Street, Suite 200
Boston, MA 02111

> **Re: Starry Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 4, 2022**
> **File No. 333-260847**

Dear Mr. Kanojia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2022 letter.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 188

1. We note your revised disclosures on page 139 regarding options available to the purchasers of Convertible Notes. Please revise to address the following:
   - Clarify how the election of these options will impact the cash received upon the issuance of the Convertible Notes. In this regard, clarify whether the company will receive $150 million in cash from the issuance of the Convertible Notes regardless of whether investor choose to convert their Term Loans and Warrants.
   - Disclose the dollar amount of Terms Loans and number of Starry Warrants held by the Convertible Notes purchasers who are entitled to these exchange options.

- Clarify whether this election will be made prior to or after the closing of the merger.
- As necessary, revise your pro forma financial statements to reflect these exchange options. At a minimum, include a discussion in the applicable pro forma footnote disclosures regarding the impact of such options on the pro forma amounts related to the Convertible Notes, Term Loans, Warrants, interest expense and weighted average shares outstanding.

General

2. Please revise to clarify whether any arrangements/non-redemption/backstop agreements for alternative financing will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Finally, disclose whether you have or are currently negotiating any such arrangements.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shagufa R. Hossain